UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 3, 2025, VS MEDIA Holdings Limited (the “Company”) issued a press release announcing VS MEDIA Holdings Limited Regains Compliance with Nasdaq Continued Listing Standards. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This press release attached as Exhibit 99.1 to this Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-276310), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release – VS MEDIA Holdings Limited Regains Compliance with Nasdaq Continued Listing Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer